
February 5, 2013

Mr. Scott Weissman
Chief Executive Officer
Legal Life Plans, Inc.
2900 North Military Trail
Suite 107
Boca Raton, FL 33431

>   **Re: Legal Life Plans, Inc.**
>   **Form 8-K**
>   **Filed January 22, 2013**
>   **File No. 000-52473**

Dear Mr. Weissman:

We issued comments to you on the above captioned filings on January 25, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 1, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact me at (202) 551-3319 if you have any questions.

                                        Sincerely,

                                        /s/ James Giugliano

                                        James Giugliano
                                        Staff Accountant